UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated January 20, 2022

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

OTHER EVENTS

Subscription for 60% Equity Interest in World Integrated Supply Ecosystem Sdn Bhd

On January 20, 2022 Integrated Media Technology Limited ("IMTE" or "Company") entered into a subscription agreement ("Subscription Agreement") to subscribe US$1 million for 60% equity interests in World Integrated Supply Ecosystem Sdn Bhd ("WISE"). As part of the Subscription Agreement, the parties agreed that the Company shall have a maximum of 5 directors and that IMTE shall have the right to appoint 3 directors the other shareholders shall have the right to appoint 2 directors.

WISE is a Malaysia company based in Kuala Lumpur. WISE is engaged in the business of the provision of Halal certification to qualified businesses/operations, the establishment Halal products supply chain, and sale of Halal products.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the text thereof filed as an exhibit hereto, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 20, 2022

Integrated Media Technology Limited

By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Executive Chairman and Chief Executive Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1	Subscription Agreement
99.2	Press Release: Integrated Media Technology Limited Announces Entering the Market of Halal Certification and Foods